Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALINGS IN SECURITIES In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised of the award of Conditional Performance Shares (“PS”) to executives and directors of major subsidiaries of the Company, in terms of the Gold Fields Limited 2012 Share Plan (as amended on 22 May 2018) and as set out below. The PS are effective as at 1 March 2022 and have a three-year vesting period. Vesting of PS will be determined by the Company after achieving pre-determined performance conditions measured over a three-year performance period from 1 January 2022 to 31 December 2024. Name of executive director CI Griffith Designation Executive director Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 30 November 2022 Number of Shares 129,738 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R27,116,435 Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Name of executive director PA Schmidt Designation Executive director Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 30 November 2022 Number of Shares 75,565 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R15,793,780 Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Name of executive R Bardien Designation Prescribed officer Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 30 November 2022 Number of Shares 35,198 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R7,356,705

Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Name of executive NA Chohan Designation Prescribed officer Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 30 November 2022 Number of Shares 45,357 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R9,480,030 Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Name of executive TL Leishman Designation Prescribed officer Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 02 December 2022 Number of Shares 40,361 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R8,435,820 Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Name of executive S Mathews Designation Prescribed officer Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 30 November 2022 Number of Shares 52,549 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R10,983,224 Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Name of executive BJ Mattison Designation Prescribed officer Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 30 November 2022 Number of Shares 49,295 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R10,303,108 Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Name of executive JK Mortoti Designation Prescribed officer Nature of transaction Off market acceptance of Conditional Performance Shares

Transaction Date 30 November 2022 Number of Shares 7,390 Class of Security Ordinary Shares Market Price per share R209.0092 Total Value R1,544,577 Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Name of executive M Preece Designation Prescribed officer Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 30 November 2022 Number of Shares 57,390 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R11,995,037 Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Name of executive L Rivera Designation Prescribed officer Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 30 November 2022 Number of Shares 56,698 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R11,850,403 Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Name of director of major subsidiary A Munt Designation Director of Gold Fields Australia (Pty) Ltd Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 30 November 2022 Number of Shares 5,815 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R1,215 388 Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Name of director of major subsidiary P Matete Designation Director Gold Fields JV Holdings (Pty) Ltd Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 30 November 2022 Number of Shares 3,838 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R802,177

Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Name of director of major subsidiary B Mokoatle Designation Director Gold Fields JV Holdings (Pty) Ltd Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 30 November 2022 Number of Shares 7,667 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R1,602,473 Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Name of director of major subsidiary G Ovens Designation Director of Gold Fields Australia (Pty) Ltd Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 30 November 2022 Number of Shares 8,926 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R1,865,616 Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Name of director of major subsidiary P Woodhouse Designation Director of Gold Fields Australia (Pty) Ltd Nature of transaction Off market acceptance of Conditional Performance Shares Transaction Date 30 November 2022 Number of Shares 7,164 Class of Security Ordinary shares Market Price per share R209.0092 Total Value R1,497,342 Vesting Period The award vests on the third anniversary following grant date Nature of interest Direct and Beneficial Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements Date 01 December 2022 Sponsor: J.P.Morgan Equities South Africa (Pty) Ltd